Exhibit 4.10
GIACHE’ BUILDING RIGHT AGREEMENT1

English summary of Italian version2

1. Preliminary Note

The building (superficie) right, regulated by article 952 of the Italian Civil Code, is particularly appropriate for the construction of photovoltaic plants, as it allows the grantee of the building right to be owner of the plant whereas the title of the land remains with the grantor.

For the construction and the maintenance of the photovoltaic plant (“PV Plant”) on the land (Municipality of Filottrano, Ancona, sheet 15, parcels 283, 288, 289, 290, 291, 292, 84, 85, 86, 87, 294) (“Land”), Ellomay PV Two S.r.l. entered into a definitive building right agreement on July 14, 2010. The agreement has been executed in Mondolfo, locality Marotta, before the Notary Enrico Cafiero, Repertorio no. 109433, Raccolta no. 24249, registered in Fano no. 5371 on August 5, 2010, filed with the Conservatoria dei Registri Immobiliari on August 10, 2010.

2. Main content of the agreement

1 Execution date	July 14, 2010
2. Grantors	Mr. Claudio Giaché Mr. Franco Trillini
3 Grantee	Ellomay PV Two S.r.l.
4. Land plot identification	Municipality of Filottrano (AN), sheet 15, parcels 283, 288, 289, 290, 291, 292, 84, 85, 86, 87, 294 size: 3.81.02 hectares.
5. Consideration
The Grantee shall pay the Grantors an annual rent equal to Euro 2,500.00 per hectare (i.e. Euro 9,525.00) for the entire duration of the agreement ("Rent"). The Rent shall be paid as follows:
Euro 6,607,75 each year to Mr. Giaché for the parcels owned by him;
Euro 2,917.75 each year to Mr. Trillini for the parcels owned by him.
The first instalment of Euro 4,763.00 (Euro 2,204.00 to Mr. Giaché and Euro 1,459.00 to Mr. Trillini) for the period from July 14 to December 31, 2010, shall be paid by wire transfer within 10 days from the execution of the building right agreement.
The following annual instalment of the Rent shall be paid by wire transfer by December 31 of each year as an advance payment for the following year.
An indemnity equivalent to Euro 40,006.00 shall be paid on execution of the building right agreement as compensation for damages caused by the PV Plant to the Land ("Indemnity"). The Indemnity was split as follows:
Euro 27,752.00 to Mr. Giaché;
Euro 12,254.00 to Mr. Trillini.

1 This Agreement is attached as Annex 1 to the Giaché EPC Contract.
2 The original language version is on file with the Registrant and is available upon request.

6. Consideration adjustment	The annual Rent shall be adjusted each year by 100% of the previous year inflation rate as resulting in national official rates.
7. Duration	21 years (until July 14, 2031)
8. Extension and Renewal
6 (six) months before the expiry date, the Grantee may extend the duration of the building right agreement for further 4 (four) years. No more extensions of the building right are foreseen.
The rent for the extension shall be equal to the last year’s Rent increased by 15%, and to be re-valuated according to the annual variation of the inflation rate as resulting in national official rates.

9. Withdrawal/Termination (Grantee)
The Grantee shall be entitled to withdraw at anytime from the agreement by sending a 90 day prior written notice to the Grantors. In such event the Grantee shall pay to the Grantors only the rent for the duration of the notice.
The Grantee shall be entitled to terminate the building right agreement with immediate effect in the case that the Grantors, in breach of their obligations foreseen by the agreement, carry out building works or any activity which might prejudice permanently the PV Plant’s power and efficiency.

10.Withdrawal/Termination (Grantors)
Grantors shall be entitled to terminate the building right agreement in the case that payment of the Rent is delayed for more than 6 months and the deposit mentioned under item 12 is not reconstituted, provided that the Grantee has not cured the breach within 30 days of the Grantor’s written request.
Grantors shall send a written notice of termination to the Grantee and to the financing entity indicated by the Grantee. Within 60 days of receipt of the abovementioned notice, the financing entity shall be entitled to (i) appoint a third party that will replace the Grantee in the  agreement, or (ii) to inform the Grantors of its intention to cure, directly or through the Grantee, the breach of contract giving rise to the termination. In such events, the Grantors shall be entitled to terminate the building right agreement only by a judicial order and provided that the non-fulfilment has not been cured within 60 days of the appointment of the third party replacing the Grantee or, as the case may be, of receipt by the Grantors of the financing entity’s notice. Regardless of any breach of contract by the Grantee, the financing entity shall have the faculty to appoint a third party replacing the Grantee in the event that the financing entity has informed the Grantee of its intention to declare the Grantee forfeited from the term of payment (decadenza del beneficio del termine), or to terminate for breach of contract or to withdraw from the loan agreement.

11. Easements
The Grantors agree to grant and constitute all the easements necessary for the PV Plant to operate and to be constructed on any neighbouring lands owned by the Grantor.
Mr. Giachè constitutes a perpetual passage easement, pedestrian and carriage (5 mt width) over the parcels no. 281, 284 and 285, cadastral sheet 15, of his exclusive ownership.

12. Guarantee and Deposit
In order to guarantee the PV Plant’s removal or any other works performed on the Land, within 5 days from the date of commencement of works the Grantee shall issue an insurance guarantee (polizza fideiussoria) whose amount shall comply with the requirements set out by the Municipality. No additional removal guarantee is to be issued in favour of the Grantors.
In order to guarantee payment of the Rent, the Grantee shall deposit, not later than December 31, 2010, Euro 9,526.00 (“Deposit”), which will be withheld by Grantors in the event of failure by the Grantee to pay the annual rent, without prejudice to the Grantee’s obligation to restore the Deposit in such circumstance.
If not used throughout the term of the agreement, such amount shall be deducted from the Rent to be paid for the period from January 1, 2030 to December 31, 2030, save for the Grantee’s obligation to pay the Rent relating to the 1.1.2031 – 7.7.2031 period.

13. PV Plant removal	Within 6 months following the expiry of the building right, the Grantee shall remove the PV Plant at its own expense. The ownership of the PV Plant shall remain with the Grantee.
14. Assignment
The Grantee shall be entitled, at any time whatsoever, to assign the building right agreement to third parties and/or the rights and obligations arising thereof, sending the relevant notice to Grantors.
Grantors shall be entitled to assign the building right agreement to third parties and/or rights and obligations arising thereof, by a (at least) 10 day prior notice, provided that the third party undertakes to comply with the agreement.

15. Governing Law and Competent Court	Italian law applies. Exclusive jurisdiction of the court of Ancona.